SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

DATED: July 29, 2009

 Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

TABLE OF CONTENTS

Page
Operating and Financial Review and Prospects	3

Financial Statements Index	23

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-157000.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2009 and 2008 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners' 2008 Annual Report filed on Form 20-F with the Securities Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners' current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.

Overview

General

Navios Partners is an international owner and operator of Capesize and Panamax dry bulk carriers, formed in August 2007 by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 50 years of operating history in the dry bulk shipping industry. Navios Partners completed its initial public offering (“IPO”) of 10,000,000 common units and the concurrent sale of 500,000 common units to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, on November 16, 2007.  Navios Partners used the proceeds of these sales of approximately $193.3 million, plus $160.0 million funded from its revolving credit facility to acquire its initial fleet of vessels. Two vessels were acquired since the IPO and the fleet currently consists of nine modern Panamax vessels and one modern Capesize vessel.

On November 15, 2007, Navios Partners entered into a revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided Navios Partners with financing availability of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. Of the total drawn down amount, $160.0 million was paid to Navios Holdings as part of the purchase price of the capital stock of Navios Holdings’ subsidiaries that owned or had rights to the eight vessels of Navios Partners’ initial fleet. The remaining $5.0 million balance of the drawn amount was used for working capital purposes. On May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel Navios Fantastiks. On June 25, 2008, Navios Partners’ credit facility was amended, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295.0 million.  On July 1, 2008, Navios Partners borrowed an additional $35.0 million to finance the acquisition of the vessel Navios Hope.

On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of Navios Hope, and 63,906 additional general partnership units were issued to Navios Partners’ general partner.

In January 2009, Navios Partners further amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a)  the repayment of $40.0 million which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2.5 million as of January 31, 2009; $5.0 million as of March 31, 2009; $7.5 million as of  June 30, 2009; $10.0 million as of  September 30, 2009; and  $12.5 million as of  December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million from $135.0 million, (b) reducing the value maintenance covenant ("VMC") to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility. As of June 30, 2009, Navios Partners was in compliance with the financial covenants under the facility.

In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30.4 million, of which Navios Partners received, net of expenses, $29.6 million in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration.

On April 2, 2009, Navios Partners announced that it would not be exercising its option to acquire Navios TBN II, a new building capesize vessel, from Navios Holdings for $135.0 million. This decision was reached in light of the unfavorable conditions in the capital markets. There were no fees or costs payable in connection with the decision not to exercise the option, which expired on April 1, 2009.

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36.1 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.5 million, were approximately $34.3 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to its General Partner. The net proceeds from the issuance of the general partnership units were $0.7 million. The net proceeds of this offering were used to acquire the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million including a long-term charter-out agreement through November, 2018. The Navios Sagittarius is a chartered-in vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26.2 million based on the exchange rate at June 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at June 30, 2009).

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis (ex TBN I) for $130.0 million and, upon the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing a non-cash compensation expense amounting to $6.1 million. Subordinated Series A units do not receive distributions and will not be eligible to receive distributions until the third anniversary of their issuance, at which time they will automatically convert into common units on a one-for-one basis. Following conversion into common units, holders of the converted subordinated Series A units will receive distributions in accordance with all other common units. Pursuant to the issuance of the 1,000,000 subordinated Series A units, Navios Partners issued 20,408 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

As of June 30, 2009, there were outstanding: 17,131,415 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 525,577 general partnership units. Navios Holdings owns a 46.7% interest in Navios Partners, including the 2% general partner interest.

Fleet

Our fleet consists of nine modern active Panamax vessels and one modern Capesize vessel.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances, we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

Owned Vessels	Type	Built	Capacity (DWT)	Original Charter Expiration Date/ New Charter Expiration Date (1)	Original Charter Out Rate/ New Charter Out Rate per day (2)

Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope (3)	Panamax	2005	75,397	May 2010	$10,643
				September 2013	$16,841

 Long-term Chartered-in Vessels

Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391
Navios Sagittarius (6)	Panamax	2006	75,756	November 2018	$26,125

(1) Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2) Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3) Navios Partners received a lump sum charter payment of approximately $29.6 million for the Navios Hope in the first quarter of 2009. This charter payment was net of expenses and represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013).  The rate for the period from April, 1 2009 to August 2013 is as presented in the table above. On February 9, 2009, the Navios Aurora I was renamed the Navios Hope.

(4) The Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and Navios Partners has options to extend for two one-year periods. Navios Partners has the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($39.8 million based upon the exchange rate at June 30, 2009), declining each year by 145 million Yen ($1.5 million based upon the exchange rate at June 30, 2009).

(5) The Navios Aldebaran was delivered on March 17, 2008. The Navios Aldebaran is chartered-in for seven years and Navios Partners has options to extend for two one-year periods. Navios Partners has the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($37.7 million based upon the exchange rate at June 30, 2009) declining each year by 150 million Yen ($1.6 million based upon the exchange rate at June 30, 2009).

(6) On June 10, 2009, Navios Partners purchased from Navios Holdings all of the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million. The Navios Sagittarius is a chartered-in vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26.2 million based on the exchange rate at June 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at June 30, 2009).

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. All of the vessels in our fleet are chartered-out under time charters, which range in length from three to five years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.

For the six month period ended June 30, 2009, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., and Daiichi Chuo Kisen Kaisha accounted for approximately 33.89%, 20.71%, 13.79% and 10.18%, respectively, of total revenues. For the year ended December 31, 2008, we had seven charter counterparties and some other major ones were Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime which accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed daily charter rate for the life of the charter) and our management agreement with Navios ShipManagement Inc. (“Navios ShipManagement Inc.”) (which provides for a fixed management fee through November 16, 2009) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in dry dock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Please read “Risk Factors” in our 2008 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2008 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

 Results of Operations

Overview

The financial condition and the results of operations presented of Navios Partners for the six month periods ended June 30, 2008 and 2009 discussed below include the following entities and chartered-in vessels:
Statement of income
Company name	Vessel name	Country of incorporation	2008	2009

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 06/30	1/1 – 06/30
Fantastiks Shipping Corporation (1)	Navios Fantastiks	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope (2)	Marshall Is.	-	1/1 – 06/30
Chartered-in vessel
Prosperity Shipping Corporation (3)	Navios Prosperity	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Chartered-in vessel
Aldebaran Shipping Corporation (3)	Navios Aldebaran	Marshall Is.	3/17 – 06/30	1/1 – 06/30
Chartered-in vessel
Sagittarius Shipping Corporation (3)	Navios Sagittarius	Marshall Is.	-	06/10 – 06/30
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 06/30	1/1 – 06/30

(1)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks from chartered-in vessel, which was renamed the Navios Fantastiks on May 2, 2008.
(2)	On February 9, 2009, the Navios Aurora I was renamed the Navios Hope.
(3)	Not a vessel-owning subsidiary and only holds right to charter-in contract.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2009 and the condensed consolidated results of operations for the three and six months ended June 30, 2009 and 2008. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2008.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2009 and 2008.

	(unaudited) Three Month Period ended June 30, 2009 ($ ‘000)	(unaudited) Three Month Period ended June 30, 2008 ($ ‘000)	(unaudited) Six Month Period ended June 30, 2009 ($ ‘000)	(unaudited) Six Month Period ended June 30, 2008 ($ ‘000)
Time charter and voyage revenues	$22,154	$17,939	$43,311	$32,259
Time charter and voyage expenses	(3,351)	(3,183)	(6,359)	(6,004)
Direct vessel expenses	(124)	(145)	(248)	(289)
Management fees	(2,639)	(2,119)	(5,249)	(3,939)
General and administrative expenses	(897)	(507)	(1,799)	(1,003)
Depreciation and amortization	(3,501)	(2,547)	(6,778)	(5,311)
Interest expense and finance cost, net	(1,922)	(2,339)	(4,347)	(4,812)
Interest income	32	43	89	91
Compensation expense	(6,082)	-	(6,082)	-
Other income	-	24		23
Other expense	(78)	(11)	13	(14)
Net income	$3,592	$7,155	$12,551	11,001

Adjusted EBITDA	$15,189	$12,142	$29,917	21,322
Operating Surplus	$11,432	$5,909	$21,982	13,065

Period over Period Comparisons

For the Three Month Period ended June 30, 2009 compared to Three Month Period ended June 30, 2008

Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended June 30, 2009 increased by $4.3 million or 24.0% to $22.2 million as compared to $17.9 million for the same period in 2008. The increase was mainly attributable to the acquisition of the Navios Hope on July 1, 2008, which was fully operating during the three month period ended June 30, 2009 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009.

Time charter and voyage expenses:  Time charter and voyage expenses increased by $0.2 million or 6.3% to $3.4 for the three month period ended June 30, 2009 as compared to $3.2 million for same period in 2008. The increase was mainly attributable to the acquisition of the Navios Fantastiks from Navios Holdings into the owned fleet, from chartered-in vessel on May 2, 2008, and to the acquisition of all of the rights to the Navios Sagittarius on June 10, 2009.

Direct vessel expenses:  Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.03 million or 20.0% to $0.12 million for the three month period ended June 30, 2009 as compared to $0.15 million for the same period in 2008 due to the full amortization of dry dock and special survey costs for one of the owned vessels.

Management fees:  Management fees increased by $0.5 million to $2.6 million or 23.8% for the three month period ended June 30, 2009, as compared to $2.1 million for the same period in 2008. The increase is mainly attributable to the acquisition of the Navios Fantastiks from Navios Holdings into the owned fleet, from chartered-in vessel on May 2, 2008 and to the acquisition of the Navios Hope from Navios Holdings on July 1, 2008.  Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, Navios ShipManagement Inc. provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009.

General and administrative expenses: General and administrative expenses increased by $0.4 million to $0.9 million or 80.0% for the three month period ended June 30, 2009, as compared to $0.5 million for the same period of 2008. The increase is mainly attributable to (a) an increase in the number of owned and chartered-in vessels and (b) an increase in professional, legal and audit fees incurred by Navios Partners in connection with the amendment of the loan agreement and other activities.

Pursuant to the Administrative Services Agreement, Navios ShipManagement Inc. provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month periods ended June 30, 2009 and 2008, the expenses charged by Navios ShipManagement Inc. for administrative fees were $0.6 million and $0.2 million, respectively. The remaining balances of $0.3 million of general and administrative expenses which is the same for the three month periods ended June 30, 2009 and 2008, relate to legal and professional fees, as well as audit fees.

Depreciation and amortization:  Depreciation and amortization amounted to $3.5 million for the three month period ended June 30, 2009 compared to $2.5 million for the three month period ended June 30, 2008. The main reason for this increase of $1.0 million was: (a) the increase in depreciation expense of $1.2 million due to the acquisitions of the Navios Fantastiks on May 2, 2008 (which until then was part of the chartered-in fleet of Navios Partners) and the Navios Hope on July 1, 2008 and (b) the increase in amortization expense of $0.2 million due to the acquisition all of the rights to the Navios Sagittarius on June 10, 2009. This increase was mitigated by an increase in amortization income of $0.4 million related to favorable lease recognized on the acquisition of the Navios Fantastiks as an owned vessel, which was fully amortized within 2008. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to ten years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2009 decreased to $1.9 million as compared to $2.3 million in the same period of 2008. The decrease is due to the lower weighted average interest rate from 3.66% for the three month period ended June 30, 2009 compared to 4.66% for the same period in 2008, which was mitigated by an increase in average outstanding loan balance from $189.0 million in the three months ended June 30, 2008 to $195.0 million in the three months ended June 30, 2009. As of June 30, 2008, the outstanding loan balance under Navios Partners’ credit facility was $200.0 million and $195.0 million as of June 30, 2009.

Interest income:  Interest income decreased by $0.01 million to $0.03 million for the three month period ended June 30, 2009 as compared to $0.04 million for the same period of 2008. Interest income is considered immaterial.

Compensation expense: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis (ex TBN I) for $130.0 million and Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units to Navios Holdings and recognized a non-cash compensation expense of $6.1 million.

Other income and expenses, net: Other expenses, net increased by $0.1 million for the three month period ended June 30, 2009 as compared to the respective period of 2008.

Net income: Net income for the three months ended June 30, 2009 amounted to $3.6 million compared to $7.2 million for the three months ended June 30, 2008. The decrease in net income of $3.6 million is due to the factors discussed above.

Operating Surplus: Navios Partners generated an Operating Surplus for the three month period ended June 30, 2009 of $11.4 million in comparison to $5.9 million for the three month period ended June 30, 2008.  Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Since Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonal variations in demand.

For the Six Month Period ended June 30, 2009 compared to Six Month Period ended June 30, 2008

Time charter and voyage revenues: Time charter and voyage revenues for the six month period ended June 30, 2009 increased by $11.0 million or 34.0% to $43.3 million as compared to $32.3 million for the same period in 2008. The increase was mainly attributable to the delivery of the Navios Aldebaran on March 17, 2008, the acquisition of the Navios Hope on July 1, 2008, both of which were fully operating during the six month period ended June 30, 2009 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009.

Time charter and voyage expenses:  Time charter and voyage expenses increased by $0.4 million or 6.7% to $6.4 for the six month period ended June 30, 2009 as compared to $6.0 million for same period in 2008. The increase was mainly attributable to the delivery of the chartered-in vessel Navios Aldebaran on March 17, 2008. This increase was mitigated by the acquisition of the Navios Fantastiks from Navios Holdings into the owned fleet, from chartered-in vessel on May 2, 2008 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009.

Direct vessel expenses:  Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.1 million or 33.3% to $0.2 million for the six month period ended June 30, 2009 as compared to $0.3 million for the same period in 2008 due to the full amortization of  dry dock and special survey costs for one of the owned vessels.

Management fees:  Management fees increased by $1.3 million to $5.2 million or 33.3% for the six month period ended June 30, 2009, as compared to $3.9 million for the same period in 2008. The increase is mainly attributable to the acquisition of the Navios Fantastiks from Navios Holdings into the owned fleet, from chartered-in vessel on May 2, 2008 and to the acquisition of the Navios Hope from Navios Holdings on July 1, 2008.  Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, Navios ShipManagement Inc. provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009.

General and administrative expenses: General and administrative expenses increased by $0.8 million to $1.8 million or 80.0% for the six month period ended June 30, 2009, as compared to $1.0 million for the same period of 2008. The increase is mainly attributable to (a) an increase in the number of owned and chartered-in vessels and (b) an increase in professional, legal and audit fees incurred by Navios Partners in connection with the amendment of the loan agreement and other activities.

Pursuant to the Administrative Services Agreement, Navios ShipManagement Inc. provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month periods ended June 30, 2009 and 2008, the expenses charged by Navios ShipManagement Inc. for administrative fees were $1.0 million and $0.5 million, respectively. The remaining balances of $0.8 million and $0.5 million of general and administrative expenses for the six month periods ended June 30, 2009 and 2008, respectively, relate to legal and professional fees, as well as audit fees.

Depreciation and amortization:  Depreciation and amortization amounted to $6.8 million for the six month period ended June 30, 2009 compared to $5.3 million for the six month period ended June 30, 2008. The main reason for this increase of $1.5 million was: (a) the increase in depreciation expense of $3.0 million due to the acquisitions of the Navios Fantastiks on May 2, 2008 (which until then was part of the chartered-in fleet of Navios Partners) and the Navios Hope on July 1, 2008; and (b) the increase in amortization expense of $0.2 million due to the acquisition of the rights to the Navios Sagittarius on June 10, 2009. This increase was mitigated by a decrease in amortization expense of $1.7 million related to favorable lease recognized on the acquisition of the Navios Fantastiks as an owned vessel, which was fully amortized within 2008. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to ten years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the six month period ended June 30, 2009 decreased to $4.3 million as compared to $4.8 million in the same period of 2008. The slight decrease is due to the lower weighted average interest rate from 3.98% for the six month period ended June 30, 2009 compared to 5.1% for the same period in 2008, which was mitigated by an increase in average outstanding loan balance from $177.0 million in the six months ended June 30, 2008 to $205.6 million in the six months ended June 30, 2009. As of June 30, 2008, the outstanding loan balance under our credit facility was $200.0 million and $195.0 million as of June 30, 2009.

Interest income:  Interest income was $0.09 million for the six month period ended June 30, 2009 and the same for the respective period of 2008. Interest income is considered immaterial.

Compensation expense: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis (ex TBN I) for $130.0 million and Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units to Navios Holdings and recognized a non-cash compensation expense of $6.1 million.

Net income: Net income for the six months ended June 30, 2009 amounted to $12.6 million compared to $11.0 million for the six months ended June 30, 2008. The increase in net income of $1.6 million is due to the factors discussed above.

Operating Surplus: Navios Partners generated an Operating Surplus for the period of $22.0 million in comparison to $13.1 million for the six month period ended June 30, 2008.  Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonal variations in demand.

Liquidity and Capital Resources

Revolving Credit Facility

Upon the closing of the IPO, Navios Partners entered into a $260.0 million revolving credit facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295.0 million. Currently, Navios Partners’ total borrowings under its revolving credit facility are $195.0 million.

In January 2009, Navios Partners further amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a)  the repayment of $40.0 million which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2.5 million as of January 31, 2009; $5.0 million as of March 31, 2009; $7.5 million as of  June 30, 2009, $10.0 million as of  September 30, 2009; and  $12.5 million as of  December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million from $135.0 million, (b) reducing the value maintenance covenant ("VMC") to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.

As of June 30, 2009, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the credit facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the credit facility agreement.

  Liquidity and Capital Resources

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the six month periods ended June 30, 2009 and 2008.

	Six Month Period Ended June 30, 2009 ($ ‘000)	Six Month Period Ended June 30, 2008 ($ ‘000)
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$56,964	$13,901
Net cash used in investing activities	(34,600)	(34,506)
Net cash (used in)/provided by financing activities	(30,257)	25,292
Change in cash and cash equivalents	$(7,893)	$4,687

Cash provided by operating activities for the six month period ended June 30, 2009 as compared to the cash provided for the six month period ended June 30, 2008:

Net cash provided by operating activities increased by $43.1 million to $57.0 million for the six month period ended June 30, 2009 as compared to $13.9 million for the same period in 2008.

The increase resulted from higher net income for the six month period ended June 30, 2009, of $12.6 million compared to $11.0 million for the six month period ended June 30, 2008 and as a result of other factors, as discussed herein. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization of $6.8 million, $0.1 million amortization and write-off of deferred financing cost, $0.2 million amortization of deferred dry dock costs and $6.1 million non-cash compensation expense for the issuance of the 1,000,000 subordinated Series A units to Navios Holdings for the six month periods ended June 30, 2009. In determining net cash provided by operating activities for the six month period ended June 30, 2008, net income is also adjusted for the effects of certain non-cash items including depreciation and amortization of $5.3 million, $0.1 million amortization and write-off of deferred financing cost and $0.3 million amortization of deferred dry dock costs.

Amounts due to related parties increased by $4.9 million from $1.5 million at December 31, 2008 to $6.4 million at June 30, 2009. The main reason for such increase was: (a) the increase in management fees by $4.3 million due to the acquisition of both the Navios Hope on July 1, 2008 and the Navios Fantastiks on May 2, 2008, from a chartered-in vessel; (b) the increase in administrative fees of $0.4 million; and (c) the increase in other expenses due to affiliated companies of $0.2 million. During the corresponding period in 2008, amounts due to related parties decreased by $3.7 million from $4.5 million at December 31, 2007 to $0.8 million at June 30, 2008. The main reason for this was the payment to Navios Holdings of the deferred acquisition expenses related to Navios Partners’ IPO amounting to $3.8 million.

Restricted cash increased by $0.8 million from $0 at December 31, 2008 to $0.8 million at June 30, 2009. This increase was due to a $0.8 million guarantee for a claim related to an owned vessel. During the corresponding period in 2008, restricted cash decreased to $0.6 million as at June 30, 2008 from $0.8 million as at December 31, 2007. The reason for this was the decrease in interest rates that led to lower amounts being held in Navios Partners’ retention account for interest payments.

Accounts receivable increased by $0.2 million from $0.3 million at at December 31, 2008 to $0.5 million at June 30, 2009. During the corresponding period of 2008, accounts receivable increased by $0.3 million from $0.4 million at December 31, 2007 to $0.7 million at June 30, 2008. The main reason was the increase in amounts receivable from the charterers.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions increased by $26.9 million from $2.6 million at December 31, 2008 to $29.5 million at June 30, 2009. Out of $29.5 million at June 30, 2009, the amount of $6.8 million and $21.1 million represents the short and long term portion, respectively, of unamortized deferred revenue received from the counterparty to the Navios Hope. In January 2009, Navios Partners and its counterparty to the Navios Hope charter mutually agreed for a lump sum amount of approximately $30.4 million or $29.6 million, net of expenses. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract. During the corresponding period of 2008, deferred voyage revenue, net of commissions increased by $0.7 million from $0.2 million at December 31, 2007 to $0.9 million at June 30, 2008.

Accounts payable decreased by $0.01 million from December 31, 2008 to June 30, 2009. The decrease is considered immaterial. During the corresponding period of 2008, accounts payable increased by $0.4 million from $0.6 million at December 31, 2007 to $1.0 million at June 30, 2008. The primary reason was an increase in suppliers and brokers’ payable of $0.4 million and $0.3 million, respectively, mitigated by a decrease in professional fees payable by $0.3 million.

Prepaid expenses and other current assets decreased by $0.2 million from $0.4 million at December 31, 2008 to $0.2 million at June 30, 2009. This increase is considered immaterial. During the corresponding period of 2008, prepaid expenses increased by $0.1 million from $0.03 million at December 31, 2007 to $0.1 million at June 30, 2008.

Accrued expenses increased by $0.2 million from $1.7 million at December 31, 2008 to $1.9 million at June 30, 2009. The primary reason for this increase was an increase of $0.3 million in accrued expenses mainly due to the additional accrued costs for the offering of 3,500,000 common units. This increase was mitigated by a $0.1 million decrease in accrued loan interest. During the corresponding period of 2008, accrued expenses decreased by $0.1 million from $1.4 million at December 31, 2007 to $1.3 million at June 30, 2008. The primary reason was a decrease in accrued loan interest by $0.2 million mitigated by an increase in other accrued expenses by $0.1 million.

Cash used in investing activities for the six month period ended June 30, 2009 as compared to the six month period ended June 30, 2008:

Net cash used in investing activities increased by $0.1 million to $34.6 million for the six month period ended June 30, 2009 as compared to $34.5 million for the same period in 2008.

Cash used in investing activities of $34.6 million for the six month period ended June 30, 2009 was due to the acquisition of the rights to the Navios Sagittarius on June 10, 2009, from Navios Holdings for a cash payment of $34.6 million.

Net cash used in investing activities was $34.5 million for the six month period ended June 30, 2008. In May 2008, Navios Partners purchased the vessel Fantastiks, renamed the Navios Fantastiks, for an amount of $34.2 million. The $0.3 million balance is due to capitalized expenses incurred which are related to the vessel’s acquisition.

Cash (used in)/ provided by financing activities for the six month period ended June 30, 2009 as compared to the six month period ended June 30, 2008:

Net cash (used in)/provided by financing activities decreased by $55.6 million to $30.3 million outflow for the six month period ended June 30, 2009 as compared to $25.3 million inflow for the same period in 2008.

Cash used in financing activities of  $30.3 million outflow for the six month period ended June 30, 2009 was due to: (a) repayment of $40.0 million which took place in February 2009, according to the amendment dated January 30, 2009 to the existing credit facility; (b) payment of $0.2 million restructuring fee relating to such amendment; (c) payment of a total cash distribution of $17.4 million; and (d) maintenance of a minimum balance in Navios Partners’ retention account of $7.5 million until June 30, 2009, in accordance with the Supplemental Agreement dated January 30, 2009 to the Facility Agreement dated November 15, 2007. This overall decrease was mitigated by: (a) an increase of $33.9 million, being the proceeds from the issuance of 3,500,000 common units, net of offering costs; and (b) an increase of $0.9 million from the issuance of additional general partnership units pursuant to the offering of 3,500,000 common units and due to the fact that Navios Partners was relieved from the obligation to buy the Navios Bonavis (ex TBN I). On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. Consequently, Navios Partners recognized a non-cash compensation expense amounting to $6.1 million. Following this transaction, Navios Partners also issued 1,000,000 subordinated Series A units to Navios Holdings. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of the 1,000,000 subordinated Series A units, Navios Partners issued 20,408 additional general partnership units to its general partner.

Cash provided by financing activities was $25.3 million for the six month period ended June 30, 2008. Navios Partners paid a cash distribution on each of February 14, 2008 of $3.2 million and May 14, 2008 of $6.5 million for a total cash consideration during the six month period ended June 30, 2008 of $9.7 million. Navios Partners borrowed an additional $35.0 million under its existing credit facility in order to finance the acquisition of the vessel Navios Fantastiks on May 2, 2008.

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution

	(unaudited) Three Month Period ended June 30, 2009 ($ ‘000)	(unaudited) Three Month Period ended June 30, 2008 ($ ‘000)	(unaudited) Six Month Period ended June 30, 2009 ($ ‘000)	(unaudited) Six Month Period ended June 30, 2008 ($ ‘000)
Net Cash provided by operating activities	$13,916	$10,397	$56,964	$13,901
Net increase/(decrease) in operating assets	(215)	(2,231)	810	262
Net increase/(decrease) in operating liabilities	(337)	1,732	(31,988)	2,539
Net interest cost	1,890	2,296	4,258	4,721
Deferred finance charges	(65)	(52)	(127)	(101)
Adjusted EBITDA	15,189	12,142	29,917	21,322
Cash interest income	32	43	89	91
Cash interest paid	(2,025)	(4,783)	(4,302)	(4,783)
Expansion capital expenditures	(34,600)	(34,155)	(34,600)	(34,155)
Equity Issuance	34,793	-	34,793	-
Borrowings to fund expansion capital expenditures	-	35,000	-	35,000
Maintenance and replacement capital expenditures	(1,957)	(2,338)	(3,915)	(4,410)
Operating Surplus	11,432	5,909	21,982	13,065
Cash distribution paid relating to the first quarter	-	-	(8,675)	(6,472)
Recommended reserves accumulated as of beginning of January 1	2,127	18	2,127	18
Reserves accumulated during the first quarter distributed in the second quarter	1,875	684	-	-
Recommended reserves held as of quarter end	(5,322)	(117)	(5,322)	(117)
Available cash for distribution	$10,112	$6,494	$10,112	$6,494

Adjusted EBITDA

Adjusted EBITDA represents net income before interest, depreciation and amortization and before non-cash compensation expense for the release of the obligation to acquire the Navios Bonavis (ex TBN I). Navios Partners uses Adjusted EBITDA because it believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and Adjusted EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses Adjusted EBITDA: (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Parters’ results as reported under US GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. As a result of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

Adjusted EBITDA increased by $8.6 million to $29.9 million for the six month period ended June 30, 2009 as compared to $21.3 million for the same period of 2008. This $8.6 million increase in Adjusted EBITDA was primarily due to (a) a $11.0 million increase in revenue as a result of the increased number of vessels in Navios Partners’ fleet; and (b) a $0.1 million decrease in other expenses, net. The above favorable variance of $11.1 million was mitigated by: (a) a $0.4 million increase in time charter and voyage expenses; (b) a $1.3 million increase in management fees, due to the increase in the number of vessels; and (c) a $0.8 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the three month period ended June 30, 2009, compared to the respective period in 2008.

Adjusted EBITDA increased by $3.1 million to $15.2 million for the three month period ended June 30, 2009 as compared to $12.1 million for the same period of 2008. This $3.1 million increase in Adjusted EBITDA was primarily due to a $4.3 million increase in revenue as a result of the increased number of vessels in Navios Partners’ fleet. The above favorable variance of $4.3 million was mitigated by: (a) a $0.2 million increase in time charter and voyage expenses; (b) a $0.5 million increase in management fees, due to the increase in the number of vessels; (c) a $0.4 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the three month period ended June 30, 2009, compared to the respective period in 2008; and (d) a $0.1 million increase in other expenses, net.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures.  Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting US GAAP.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

• less the amount of cash reserves established by the board of directors to:

– provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);
– comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

– provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

• plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of June 30, 2009 and December 31, 2008, long-term debt amounted to $195.0 million and $235.0 million, respectively, of which the current portion of long-term debt amounted to $0 and $40.0 million for the respective periods in 2009 and 2008, respectively.

Capital Expenditures

During the three and six months ended June 30, 2008, Navios Partners financed its capital expenditures with cash flow from operations and through bank debt and equity raising. Expansion capital expenditures for the three and six month periods ended June 30, 2008 was $34.2 million, respectively, and for the respective periods in 2009 was $34.6 million. The reserve for estimated maintenance and replacement capital expenditures for both the three and six month periods ended June 30, 2008 was $2.3 million and $4.4 million, respectively, and for the three and six month periods ended June 30, 2009 was $2.0 million and $3.9 million, respectively.

Maintenance for vessels and expenses related to dry docking are included in the fee Navios Partners pays Navios ShipManagement Inc. under its management agreement. Navios Partners pays Navios ShipManagement Inc. a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed until November 16, 2009, to provide such commercial and technical services to the vessels in its initial fleet. The fee Navios Partners pays to Navios ShipManagement Inc. includes any costs associated with scheduled dry dockings during the term of the management agreement.

Replacement Reserve

Navios Partners estimates that its annual replacement reserve for the year ending December 31, 2009 will be approximately $7.8 million, for replacing its vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications which Navios Partners estimates to be $28.5 million for Panamax vessels and $45.3 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 5.0% net investment rate. Navios Partners’ board of directors, with the approval of the conflicts committee, may determine that one or more of Navios Partners’ assumptions should be revised, which could cause its board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. Navios Partners may elect to finance some or all of its maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of June 30, 2009:

Payments due by period
($ ‘000)

	2010	2011	2012	2013	2014	Thereafter	Total

Loan obligations(1)	—	—	14,306	27,781	$25,591	$127,322	$195,000
Operating lease
obligations(2)	$10,063	$13,346	$13,409	$13,448	$12,715	$4,768	$67,749
Total contractual
obligations	$10,063	$13,346	$27,715	$41,229	$38,306	$132,090	$262,749

(1)
Represents amounts drawn under the June 2008 amended credit facility. This amended credit facility provides borrowing for up to $295.0 million. Such facility was further amended in January 2009 pursuant to which $40.0 million of the outstanding loan amount was paid on February 9, 2009. Amounts do not include interest costs associated with them, which are based on a margin ranging from 1.25% to 2.25%, as amended. The amended facility also requires a total of $12.5 million in cash reserve balance to be maintained as of December 31, 2009.

(2)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions.

As of December 31, 2008, Navios Partners had entered into a charter-in agreement for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel starting from June 19, 2007 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($39.8 million based on the exchange rate at June 30, 2009), declining each year by 145 million Japanese Yen ($1.5 million based on the exchange rate at June 30, 2009). Navios Aldebaran is a chartered-in vessel for seven years starting from March 17, 2008 with options to extend for two one-year periods. Navios Partners has the option to purchase The Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($37.7 million based on the exchange rate at June 30, 2009) declining each year by 150 million Japanese Yen ($1.6 million based on the exchange rate at June 30, 2009).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million. The Navios Sagittarius is a chartered-in-vessel. Navios Partners has the option to purchase the Navios Sagittarius at the beginning of December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26.2 million based on the exchange rate at June 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at June 30, 2009).

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and six month periods ended June 30, 2009 and 2008.

	Three Month Period ended June 30,2009	Three Month Period ended June 30,2008	Six Month Period ended June 30, 2009	Six Month Period ended June 30, 2008
Available Days (1)	840	728	1,650	1,363
Operating Days (2)	840	722	1,649	1,356
Fleet Utilization (3)	100%	99.2%	99.9%	99.6%
Time Charter Equivalent (per day)	$26,373	$24,641	$26,249	$23,674
Vessels operating at period end	10	8	10	8

(1)
Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with major repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)
Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.  The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)
Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.  The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from Operating Surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $35.4 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing revolving credit agreement.

On January 21, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution was paid on February 12, 2009 to all holders of record of common units as of February 9, 2009, and with respect to subordinated and general partner units (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel Navios Hope).

On April 24, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2009 of $0.40 per unit. The distribution was paid on May 6, 2009 to all holders of record of common, subordinated and general partner units as of May 1, 2009. The aggregate amount of the declared distribution was $8.7 million.

On July 27, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2009 of $0.40 per unit. The distribution is payable on August 11, 2009 to all holders of record of common, subordinated and general partner units (but not to holders of subordinated Series A units) as of August 6, 2009. The aggregate amount of the declared distribution is $10.1 million.

During the six month period ended June 30, 2009 and 2008, the aggregate amount of cash distribution paid was $17.4 million and $9.7 million, respectively.

Subordination period

During the subordination period the common units have the right to receive distributions of available cash from Operating Surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from Operating Surplus may be made on the subordinated units (other than the subordinated Series A units). Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

Management fees: Pursuant to the management agreement dated November 16, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel.  This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009, whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three and six month period ended June 30, 2009 amounted to $2.6 million and $5.2 million, respectively ($2.1 million and $3.9 million for the three and the six month periods ended June 30, 2008, respectively).

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios ShipManagement Inc. also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios ShipManagement Inc. is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Total general and administrative expenses for the three and six month periods ended June 30, 2009 amounted to $0.9 million and $1.8 million, respectively ($0.5 million and $1.0 million for the three and six month period ended June 30, 2008, respectively).

Balance due to related parties: Included in the current liabilities, as of June 30, 2009 is an amount of $6.4 million, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $5.2 million, administrative service fees amounting to $1.0 million, and other expenses owed to affiliated companies amounting to $0.2 million.  Total management fees and administrative fees charged to Navios Partners for the three month periods ended June 30, 2009 amounted to $2.6 million and $0.6 million, respectively, while for the six month period ended June 30, 2009 same fees amounted to $5.2 million and $1.0 million, respectively.

Vessel Acquisition:  On July 1, 2008, Navios Partners acquired from Navios Holdings, the vessel Navios Hope for a purchase price of $79.9 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 4 of the Condensed Notes to the Consolidated Financial Statements contained herein).

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis (ex TBN I) for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 of subordinated Series A units, which were recognized as compensation expense in Navios Partners. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million. The Navios Sagittarius is a chartered-in-vessel and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26.2 million based on the exchange rate at June 30, 2009), declining each year by 120 million Japanese Yen ($1.3 million based on the exchange rate at June 30, 2009).

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our new credit facility bear interest at rate based on a premium over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2009, we paid interest on our outstanding debt at a weighted average interest rate of 3.98%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2009 by $1.0 million. For the six month period ended June 30, 2008, we paid interest on our outstanding debt at a weighted average interest rate of 5.1%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2008 by $0.9 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2009, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., and Daiichi Chuo Kisen Kaisha accounted for approximately 33.89%, 20.71%, 13.79% and 10.18%, respectively, of total revenues. For the year ended December 31, 2008, we had seven charter counterparties and some other major ones were Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime which accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. As our counterparties obligations to us are unsecured, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

It is our policy not to trade any other financial instruments that would potentially expose us to significant concentrations of credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, dry docking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“FAS 141R”), which replaces SFAS No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non-controlling interest in the acquiree and the goodwill acquired. FAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective for Navios Partners for the fiscal year beginning on January 1, 2009. The adoption of FAS 141R did not have a material impact on Navios Partners’ consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement—an amendment of ARB No. 51” (“FAS 160”). FAS 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. FAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. FAS 160 was effective as of January 1, 2009. The adoption of FAS 160 did not have a material impact on Navios Partners’ consolidated financial statements.

     In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which delays the effective date of SFAS No.157, “Fair Value Measurement” (“FAS 157”), for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying FSP 157-2, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FSP 157-2 defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP 157-2. The application of FAS 157 in future periods to those items covered by FSP 157-2 did not have a material effect on the consolidated financial statements of Navios Partners.

In March 2008, the FASB issued its final consensus on “Issue 07-4 —Application of the Two-Class Method under FASB Statement No. 128, “Earnings per Share,” to “Master Limited Partnerships” (“Issue 07-4”). This Issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This Issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. The guidance in Issue 07-4 was effective for Navios Partners for the fiscal year beginning as of January 1, 2009. The adoption of Issue 07-4 under FASB Statement No. 128 did not have a material impact on the consolidated financial statements of Navios Partners.

                In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141R and other US GAAP. FSP 142-3 was effective for Navios Partners for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption was not prohibited. The adoption of FSP 142-3 did not have any material effect on the consolidated financial statements of Navios Partners.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (“FSP 157-3”), which clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with FAS 157. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (SFAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), paragraph 19). The disclosure provisions of FAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of Navios Partners.

In January 2009, the FASB issued FSP EITF  99-20-1, “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”), which amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”,  and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have any material effect on the consolidated financial statements of Navios Partners.

                In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), which amends SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”), and FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 107-1 and APB 28-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP FAS 107-1 and APB 28-1 requires comparative disclosures only for periods ending after initial adoption. This FSP will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have any material effect on the consolidated statements of Navios Partners.

In April 2009, the FASB issued FSP FAS 157-4, which amends FAS 157, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and has been applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. If a reporting entity elects to adopt early either FSP FAS 115-2 and FAS 124-2, or FSP FAS 107-1 and APB 28-1, the reporting entity also is required to adopt early this FSP. Additionally, if the reporting entity elects to adopt early this FSP, FSP FAS 115-2 and FAS 124-2 also must be adopted early. FSP FAS 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The adoption of FSP FAS 157-4 did not have any material effect on the consolidated statements of Navios Partners.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“FAS 165”), which establishes principles and requirements for subsequent events. In particular, FAS 165 sets forth: a) the period after the balance sheet date during which management of a reporting entity evaluates events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity recognizes events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity makes about events or transactions that occurred after the balance sheet date. FAS 165 has been applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles (GAAP). An entity recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. FAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively. The adoption of FAS 165 did not have any material effect on the consolidated statements of Navios Partners.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“FAS 167”), which amends certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“Interpretation 46(R)”), to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. FAS 167 carries forward the scope of Interpretation 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, “Accounting for Transfers of Financial Assets” (“FAS 166”). FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited. FAS 167 retains the scope of Interpretation 46(R) with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in FAS 166.  The adoption of FAS 167 is not expected to have any material effect on the consolidated statements of Navios Partners.

In June 2009, the FASB issued SFAS No. 168, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 168”), which replaces SFAS No. 162 and establishes the FASB Accounting Standards CodificationTM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. FAS 168 shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009, except for nonpublic nongovernmental entities that have not followed the guidance included in the AICPA Technical Inquiry Service (TIS) Section 5100, “Revenue Recognition,” paragraphs 38–76. An entity shall follow the disclosure requirements of FAS 154 and disclose the accounting principles that were used before and after the application of the provisions of FAS 168 and the reason that applying this Statement resulted in a change in accounting principle or correction of an error. The adoption of FAS 168 is not expected to have any material effect on the consolidated statements of Navios Partners.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Partners’ 2008 annual report filed on Form 20-F with the Securities and Exchange Commission.

Impairment of Long Lived Assets

Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Vessels

Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Dry Dock and Special Survey Costs

Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry docking and special surveys are deferred and amortized over the above periods or to the next dry docking or special survey date if such has been determined. Unamortized dry docking or special survey costs of vessels sold are written off to income in the year the vessel is sold.

Revenue Recognition

Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargoes and time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis, as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Index

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		June 30,	December 31,
	Notes	2009	2008
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$20,481	$28,374
Restricted cash		8,321	-
Accounts receivable, net		479	313
Prepaid expenses and other current assets		194	371
Total current assets		29,475	29,058
Vessels, net	4	283,787	291,340
Deferred financing costs, net		1,989	1,915
Deferred dry dock and special survey costs, net		345	594
Intangible assets other than goodwill	5	34,377	-
Total non-current assets		320,498	293,849
Total assets		$349,973	$322,907
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$582	$594
Accrued expenses		1,936	1,662
Deferred voyage revenue	6	8,369	2,606
Amounts due to related parties	12	6,368	1,539
Current portion of long-term debt	7	-	40,000
Total current liabilities		17,255	46,401
Long-term debt	7	195,000	195,000
Unfavorable lease terms	5	3,661	4,659
Deferred voyage revenue	6	21,134	-
Total non-current liabilities		219,795	199,659
Total liabilities		237,050	246,060
Commitments and contingencies	11	-	-
Partners’ Capital:

Common Unitholders (13,631,415 and 17,131,415 units issued and outstanding at December 31, 2008 and June 30, 2009, respectively)		275,715	243,639

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2008 and June 30, 2009)		(163,052)	(160,092)

General Partner (433,740 and 525,577 units issued and outstanding at December 31, 2008 and June 30, 2009, respectively)		(5,822)	(6,700)

Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at December 31, 2008 and June 30, 2009, respectively)	8	6,082	-
Total partners’ capital		112,923	76,847
Total liabilities and partners’ capital		$349,973	$322,907

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Notes	Three Month Period ended June 30, 2009 (unaudited)	Three Month Period ended June 30, 2008 (unaudited)	Six Month Period ended June 30, 2009 (unaudited)	Six Month Period ended June 30, 2008 (unaudited)
Time charter and voyage revenues	9	$22,154	$17,939	$43,311	$32,259
Time charter and voyage expenses		(3,351)	(3,183)	(6,359)	(6,004)
Direct vessel expenses		(124)	(145)	(248)	(289)
Management fees	12	(2,639)	(2,119)	(5,249)	(3,939)
General and administrative expenses	12	(897)	(507)	(1,799)	(1,003)
Depreciation and amortization	4,5	(3,501)	(2,547)	(6,778)	(5,311)
Interest expense and finance cost, net	7	(1,922)	(2,339)	(4,347)	(4,812)
Interest income		32	43	89	91
Compensation expense	8	(6,082)	-	(6,082)	-
Other income		-	24	13	23
Other expense		(78)	(11)	-	(14)
Net income		$3,592	$7,155	$12,551	11,001

Earnings per unit (see note 13):

	Three Month Period ended June 30, 2009 (unaudited)	Three Month Period ended June 30, 2008 (unaudited)	Six Month Period ended June 30, 2009 (unaudited)	Six Month Period ended June 30, 2008 (unaudited)
Net income	$3,592	$7,155	$12,551	$11,001
Earnings per unit (see note 13):
Common unit (basic and diluted)	$0.22	$0.39	$0.62	$0.74
Subordinated unit (basic and diluted)	$-	$0.39	$0.41	$0.40
General partner unit (basic and diluted)	$0.15	$0.39	$0.62	$0.60
Subordinated Series A unit (basic and diluted)	$-	$-	$-	$-

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Six Month	Six Month
		period Ended	period Ended
	Note	June 30, 2009	June 30, 2008
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$12,551	$11,001

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,5	6,778	5,311
Amortization and write-off of deferred financing cost		127	101
Amortization of deferred dry dock costs		248	289
Compensation expense	8	6,082	-

Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(821)	151
Increase in accounts receivable		(166)	(356)
(Increase)/ decrease in prepaid expenses and other current assets		177	(57)
Increase/(decrease) in accounts payable		(12)	461
Increase/(decrease) in accrued expenses		274	(123)
Increase in deferred voyage revenue		26,897	777
Increase/ (decrease) in amounts due to related parties		4,829	(3,654)
Net cash provided by operating activities		56,964	13,901

INVESTING ACTIVITIES:
Acquisition of vessels		-	(34,460)
Acquisition of contracts		(34,600)	-
Increase in long term assets		-	(46)
Net cash used in investing activities		(34,600)	(34,506)

FINANCING ACTIVITIES:
Cash distribution paid	13	(17,350)	(9,708)
Proceeds from issuance of general partner units	8	944	-
Proceeds from issuance of common units	8	33,849
Proceeds from long term loan		-	35,000
Increase in restricted cash		(7,500)	-
Repayment of long-term debt and payment of principal		(40,000)	-
Debt issuance costs		(200)	-
Net cash (used in)/provided by financing activities		(30,257)	25,292
Increase/ (decrease) in cash and cash equivalents		(7,893)	4,687
Cash and cash equivalents, beginning of period		28,374	10,095
Cash and cash equivalents, end of period		$20,481	$14,782

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION
Cash paid for interest		$4,302	$4,783

Non-cash operating activities
See note 8 for issuance of units in connection with the non-cash compensation expense

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET
INVESTMENT AND PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital	Comprehensive Income
	Units		Units		Units		Units
Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	-	$-	$26,786	$1,613
Cash distribution paid	-	(194)	-	(5,513)	-	(4,001)	-	-	(9,708)	-
Net income	-	220	-	7,738	-	3,043	-	-	11,001	11,001

Balance June 30, 2008 (unaudited)	369,834	(7,694)	10,500,000	$196,490	7,621,843	$(160,717)	-	$-	$28,079	$11,001

Balance December 31, 2008	433,740	$(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	-	$-	$76,847	$28,758
Cash distribution paid	-	(347)	-	(10,905)	-	(6,098)	-	-	(17,350)	-
Issuance of subordinated Series A Units	-	-	-	-	-	-	1,000,000	6,082	6,082	-
Proceeds from issuance of common units, net of offering costs	-	-	3,500,000	33,849	-	-	-	-	33,849	-
Proceeds from issuance of general partners units (see note 8)	91,837	944	-	-	-	-	-	-	944	-
Net income	-	281	-	9,132	-	3,138			12,551	12,551

Balance June 30, 2009 (unaudited)	525,577	$(5,822)	17,131,415	$275,715	7,621,843	$(163,052)	1,000,000	$6,082	$112,923	$12,551

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 1—DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of Capesize and Panamax dry bulk carriers, formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 50 years of operating history in the dry bulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.

In connection with its initial public offering (“IPO”) on November 16, 2007, Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax dry bulk carrier (the “Initial Fleet”), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, for a total estimated amount of $193,300, plus (b) $160,000 of the $165,000 funded from its revolving credit facility to acquire its initial fleet of vessels (see note 7), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.

On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of the Navios Hope, and 63,906 additional general partnership units were issued to the General Partner.

Pursuant to the IPO, Navios Partners entered into the following agreements: (a) a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis (ex TBN I) and related time charter, upon delivery of the vessel to Navios Holdings which occurred in late June 2009. On June 9, 2009 Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 of subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement (as defined below) restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet); (b) a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to purchase the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions; (c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

In January 2009, Navios Partners amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a)  the repayment of $40,000 which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2,500 as of January 31, 2009; $5,000 as of March 31, 2009; $7,500 as of  June 30, 2009, $10,000 as of  September 30, 2009; and  $12,500 as of  December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000 from $135,000, (b) reducing the value maintenance covenant ("VMC") to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility. As of June 30, 2009, Navios Partners was in compliance with the financial covenants under the facility.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737. The net proceeds of this offering were used to acquire the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600 including a long-term charter out agreement through November 2018. The Navios Sagittarius is a chartered-in-vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26,169 based on the exchange rate at June 30, 2009), declining each year by 120.0 million Japanese Yen ($1,256 based on the exchange rate at June 30, 2009).

As of June 30, 2009, there were outstanding: 17,131,415 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 525,577 general partnership units. Navios Holdings owns a 46.7% interest in Navios Partners, including the 2% general partner interest.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.

NOTE 2— BASIS OF PRESENTATION

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	Statement of income
			2008	2009
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 06/30	1/1 – 06/30
Fantastiks Shipping Corporation (*)	Navios Fantastiks	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Aurora Shipping Enterprises Ltd.	Navios Hope(**)	Marshall Is.	-	1/1 – 06/30
Chartered-in vessel
Prosperity Shipping Corporation (***)	Navios Prosperity	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Aldebaran Shipping Corporation (***)	Navios Aldebaran	Marshall Is.	3/17 – 06/30	1/1 – 06/30
Sagittarius Shipping Corporation(***)	Navios Sagittarius	Marshall Is.	-	6/10-06/30
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 – 06/30	1/1 – 06/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 06/30	1/1 – 06/30

(*)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks from chartered-in vessel, which was renamed the Navios Fantastiks on May 2, 2008.
(**)	On February 9, 2009, the Navios Aurora I was renamed the Navios Hope.
(***)	Not a vessel-owning subsidiary and only holds right to charter-in contract.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of June 30, 2009 and the condensed consolidated results of operations for the six months ended June 30, 2008 and 2009. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2008.

NOTE 3 —CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	June 30, 2009	December 31, 2008
Cash on hand and at banks	$11,019	$13,870
Short term deposits	9,462	14,504
Total cash and cash equivalents	$20,481	$28,374

Short term deposits relate to time deposit accounts held in bank for general financing purposes.  As of June 30, 2009, Navios Partners had time deposits of $9,462 with a monthly duration.

NOTE 4 — VESSELS AND OTHER FIXED ASSETS

	Cost	Accumulated Depreciation	Net Book Value

Vessels
Balance December 31, 2007	$151,432	$(15,456)	$135,976
Additions	167,463	$(12,099)	$155,364
Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	-	$(7,553)	$(7,553)
Balance June 30, 2009	$318,895	$(35,108)	$283,787

On May 2, 2008, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks for an amount of $34,155 of cash consideration (of which $34,001 was included in vessel cost) pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $53,022 were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 5). Capitalized expenses related to vessel acquisition amounted to $458 and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition.

On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The per unit price at the day of the delivery was $14.35. Capitalized expenses related to vessel acquisition amounted to $46 and were also included in vessel cost.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 5 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2008 and June 30, 2009 consist of the following:

	Cost	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2008

Unfavorable lease terms	$(8,486)	$3,827	$-	$(4,659)
Backlog assets	52,874	(6,529)	(46,345)	-
Favorable vessel purchase option	6,677	-	(6,677)	-
Total	$51,065	$(2,702)	$(53,022)	$(4,659)

	Cost	Accumulated Amortization	Transfer to vessel cost	Net Book Value June 30, 2009

Unfavorable lease terms	$(8,486)	$4,825	$-	$(3,661)
Backlog assets	27,390	(169)	-	27,221
Favorable lease terms charter-in	3,543	(54)	-	3,489
Favorable vessel purchase option	3,667	-	-	3,667
Total	$26,114	$4,602	$-	$30,716

Amortization expense of unfavorable and favorable lease terms for the six month periods ended June 30, 2008 and 2009 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Unfavorable lease terms	$499	$499	$998	$998
Backlog assets	(169)	-	(169)	-
Favorable lease terms charter-in	(54)	(462)	(54)	(1,763)
Total	$276	$37	$775	(765)

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel. Favorable purchase option and lease terms were recognized as assets through this transaction amounted to $34,600 in total and were related to the acquisition of the rights on the time charter in contract, time charter out contract and purchase option of the vessel (see also note 8).

Note 6 – DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

          NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 7 — BORROWINGS

Borrowings as of December 31, 2008 and June 30, 2009 consisted of the following:

	June 30, 2009	December 31, 2008
Credit facility	$195,000	$235,000
Less current portion	-	(40,000)
Total long-term borrowings	$195,000	$195,000

  Upon the closing of the IPO, Navios Partners entered into a $260,000 revolving credit facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35,000, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295,000. Currently, the total borrowings under the revolving credit facility are $195,000.

           In January 2009, Navios Partners further amended the terms of its existing credit facility. The amendment is effective until January 15, 2010 and provides for (a)  the repayment of $40,000 which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2,500 as of January 31, 2009; $5,000 as of March 31, 2009; $7,500 as of  June 30, 2009, $10,000 as of  September 30, 2009; and  $12,500 as of  December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000 from $135,000, (b) reducing the value maintenance covenant ("VMC") to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.

           As of June 30, 2009, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the credit facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the credit facility agreement.

The maturity table below reflects the principal payments due under the credit facility based on Navios Partners’ $195,000 outstanding balance as of June 30, 2009.

Year	Amount
2010	$-
2011	$-
2012	$14,306
2013	$27,781
2014	$25,591
2015 and thereafter	$127,322
$195,000

NOTE 8— ISSUANCE OF UNITS

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737. The net proceeds of this offering were used to acquire the rights of the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600. The Navios Sagittarius is a chartered-in-vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26,169 based on the exchange rate at June 30, 2009), declining each year by 120.0 million Japanese Yen ($1,256 based on the exchange rate at June 30, 2009).
.

          NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

On June 9, 2009 Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis (ex TBN I) for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued 1,000,000 of subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6,082. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $207.

NOTE 9— SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter.  As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment.  Revenue is allocated on the basis of the geographic region in which the customer is located.  Dry bulk vessels operate worldwide.  Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Three Month Period ended June 30, 2009 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2008 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2009 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2008 ($ ‘000) (unaudited)
Europe	$6,607	$6,054	$13,242	$12,060
Asia	12,556	9,881	25,059	17,558
Australia	2,015	2,004	4,034	2,641
North America	976	-	976	-
Total	$22,154	$17,939	$43,311	$32,259

Vessels operate on a worldwide basis and are not restricted to specific locations.  Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 10 — INCOME TAXES

Marshall Islands and Panama do not impose a tax on international shipping income.  Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

          NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements.  Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations.  All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 11 —COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners’ financial position, results of operations or liquidity.

In March 2008, Navios Partners took delivery of the Navios Aldebaran, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately $28.

In May 2008, the chartered-in vessel Fantastiks was acquired by Fantastiks Shipping Corporation and was renamed the Navios Fantastiks (see note 4).

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis (ex TBN I) for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 of subordinated Series A units, which were recognized as compensation expense in Navios Partners. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600. The Navios Sagittarius is a chartered-in-vessel and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($26,169 based on the exchange rate at June 30, 2009), declining each year by 120 million Japanese Yen ($1,256 based on the exchange rate at June 30, 2009).

The future minimum commitments by period of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount

2010	10,063
2011	13,346
2012	13,409
2013	13,448
2014	12,715
2015	4,768
$67,749

          NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 12 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

In addition to the related party transactions described in note 11 of the Condensed Notes to the Consolidated Financial Statements contained herein, the following are other related party transactions:

Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel.  This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three and the six month periods ended June 30, 2009 amounted to $2,639 and $5,249, respectively ($2,119 and $3,939 for the three and the six month periods ended June 30, 2008, respectively).

General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Total general and administrative expenses for the three and six month periods ended June 30, 2009 amounted to $897 and $1,799 respectively ($507 and $1,003 for the three and six month period ended June 30, 2008).

Balance due to related parties: Included in the current liabilities as at June 30, 2009 is an amount of $6,368, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $5,249, administrative service fees amounting to $955, and other expenses owed to affiliated companies amounting to $164. Total management fees and administrative fees charged to Navios Partners for the three month periods ended June 30, 2009 amounted to $2,639 and $604 respectively while for the six month periods ended June 30, 2009 same fees amounted to $5,249 and $955 respectively.

Vessel Acquisition:  On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 4).

NOTE 13 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and is made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•
Second, 98% to the holders of subordinated units (not including holders of subordinated Series A units) and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders (not including holders of subordinated Series A units), pro rata, and 2% to the General Partner, until each unit has received an aggregate amount of $0.4025.

                    NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

On January 21, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution was paid on February 12, 2009 to all holders of record of common as of February 9, 2009, subordinated general partner units (excluding 3,131,415 common units issued to Navios Holdings in connection with the sale of the vessel Navios Hope). The aggregate amount of the declared distribution was $8,675.

On April 24, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2009 of $0.40 per unit. The distribution was paid on May 6, 2009 to all holders of record of common, subordinated and general partner units as of May 1, 2009. The aggregate amount of the declared distribution is $8,675.

On July 27, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2009 of $0.40 per unit. The distribution is payable on August 11, 2009 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 6, 2009. The aggregate amount of the declared distribution is $10,112.

Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three and six month period ended June 30, 2009.

The General Partner's interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

On June 9, 2009, Navios Partners issued 1,000,000 subordinated Series A units.  The subordinated Series A units have those rights and obligations as are identified in the partnership agreement of Navios Partners.  A subordinated Series A unit does not receive distributions and will not be eligible to receive distributions until the third anniversary of their issuance, at which time they will automatically convert into common units on a one-for-one basis.  Following conversion into common units, holders of the converted subordinated Series A units will receive distributions in accordance with all other common units.

The calculations of the basic and diluted earnings per unit are presented below.  For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

          NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Three Month Period Ended		Six Month Period Ended
	June 30, 2009	June 30, 2008	June 30, 2009		June 30, 2008
Net income	$3,592	$7,155		$12,551	$11,001
Earnings attributable to:
Common unit holders	3,520	4,063		9,132	7,730
Subordinated unit holders	-	2,949		3,138	3,038
General partner unit holders	72	143		281	233
Subordinated Series A unit holders	-	-		-	-

Weighted average units outstanding (basic and diluted)
Common unit holders	15,708,338	10,500,000		14,675,614	10,500,000
Subordinated unit holders	7,621,843	7,621,843		7,621,843	7,621,843
General partner unit holders	476,575	369,834		455,276	369,834
Subordinated Series A unit holders	1,000,000	-		1,000,000	-
Earnings per unit (basic and diluted):
Common unit holders	$0.22	$0.39		$0.62	$0.74
Subordinated unit holders	$-	$0.39		$0.41	$0.40
General partner unit holders	$0.15	$0.39		$0.62	$0.60
Subordinated Series A unit holders	$-	$-	$	- -	$-

NOTE 14— RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“FAS 141R”), which replaces SFAS No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non-controlling interest in the acquiree and the goodwill acquired. FAS 141R also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective for Navios Partners for the fiscal year beginning on January 1, 2009. The adoption of FAS 141R did not have a material impact on Navios Partners’ consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement—an amendment of ARB No. 51” (“FAS 160”). FAS 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. FAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. FAS 160 was effective as of January 1, 2009. The adoption of FAS 160 did not have a material impact on Navios Partners’ consolidated financial statements.

  In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No.157” (“FSP 157-2”), which delays the effective date of SFAS No. 157, “Fair Value Measurement” (“FAS 157”), for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying FSP 157-2, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FSP 157-2 defers the effective date of FAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of FSP 157-2. The application of FAS 157 in future periods to those items covered by FSP 157-2 did not have a material effect on the consolidated financial statements of Navios Partners.

     NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

In March 2008, the FASB issued its final consensus on “Issue 07-4 —Application of the Two-Class Method under FASB Statement No. 128, “Earnings per Share”, to “Master Limited Partnerships” (“Issue 07-1”). This Issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This Issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 was effective for Navios Partners for the fiscal year beginning as of January 1, 2009. The adoption of Issue 07-4 under SFAS No. 128 did not have a material impact on the consolidated financial statements of Navios Partners.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”). The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141R and other US GAAP. FSP 142-3 was effective for Navios Partners for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption was not prohibited. The adoption of FSP 142-3 did not have any material effect on the consolidated financial statements of Navios Partners.

In October 2008, the FASB issued FSP 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” (“FSP 157-3”), which clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. FSP 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with FAS 157. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (SFAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), paragraph 19). The disclosure provisions of FAS 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of Navios Partners.

In January 2009, the FASB issued FSP EITF  99-20-1, “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”), which amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”,  and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have any material effect on the consolidated financial statements of Navios Partners.

 In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), which amends SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”), and FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 107-1 and APB 28-1 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP FAS 107-1 and APB 28-1 requires comparative disclosures only for periods ending after initial adoption. This FSP will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have any material effect on the consolidated statements of Navios Partners.

     NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

In April 2009, the FASB issued FSP FAS 157-4, which amends FAS 157, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, and has been applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. If a reporting entity elects to adopt early either FSP FAS 115-2 and FAS 124-2, or FSP FAS 107-1 and APB 28-1, the reporting entity also is required to adopt early this FSP. Additionally, if the reporting entity elects to adopt early this FSP, FSP FAS 115-2 and FAS 124-2 also must be adopted early. FSP FAS 157-4 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The adoption of FSP FAS 157-4 did not have any material effect on the consolidated statements of Navios Partners.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“FAS 165”), which establishes principles and requirements for subsequent events. In particular, FAS 165 sets forth: a) the period after the balance sheet date during which management of a reporting entity evaluates events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity recognizes events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity makes about events or transactions that occurred after the balance sheet date. FAS 165 has been applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles (GAAP). An entity recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. FAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively. The adoption of FAS 165 did not have any material effect on the consolidated statements of Navios Partners.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R) (“FAS 167”), which amends certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“Interpretation 46(R)”), to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. FAS 167 carries forward the scope of Interpretation 46(R), with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, “Accounting for Transfers of Financial Assets” (“FAS 166”). FAS 167 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited. FAS 167 retains the scope of Interpretation 46(R) with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in FAS 166.  The adoption of FAS 167 is not expected to have any material effect on the consolidated statements of Navios Partners.

In June 2009, the FASB issued SFAS No. 168, “The Hierarchy of Generally Accepted Accounting Principles” (“FAS 168”), which replaces SFAS No. 162 and establishes the FASB Accounting Standards CodificationTM (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. FAS 168 shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009, except for nonpublic nongovernmental entities that have not followed the guidance included in the AICPA Technical Inquiry Service (TIS) Section 5100, “Revenue Recognition,” paragraphs 38–76. An entity shall follow the disclosure requirements of FAS 154 and disclose the accounting principles that were used before and after the application of the provisions of FAS 168 and the reason that applying this Statement resulted in a change in accounting principle or correction of an error. The adoption of FAS 168 is not expected to have any material effect on the consolidated statements of Navios Partners.

     NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 15 — SUBSEQUENT EVENTS

On July 27, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2009 of $0.40 per unit. The distribution is payable on August 11, 2009 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 6, 2009. The aggregate amount of the declared distribution is $10,112.

Navios Partners has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued, July 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: July 29, 2009